

July 28, 2011

Via E-mail
Thomas L. Fairfield
Chief Operations Officer, Executive Vice President,
Secretary, Treasurer & General Counsel
Capmark Financial Group Inc.
116 Welsh Road
Horsham, Pennsylvania 19044

> **Re: Capmark Financial Group Inc.**
> **Application for Qualification on Form T-3**
> **Filed July 11, 2011**
> **File No. 022-28958**

Dear Mr. Fairfield:

    We have reviewed your application on Form T-3 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your application on Form T-3 and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your application on Form T-3 and the information you provide in response to these comments, we may have additional comments.

Form T-3

Item 8. Analysis of Indenture Provisions

Events of Default; Withholding of Notice, page 30

1.   Revise to provide an analysis of the withholding of notice of default provisions as described in Section 7.05 of the Indenture. See Section 305(a)(2)(A) of the Trust Indenture Act.

Exhibit T3C

2.   Please file Exhibit I-B and Appendix D to Exhibit T3C with your next amendment or tell us when you plan to file them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Trust Indenture Act of 1939 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending application on Form T-3, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the effective date of the Form T-3 as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act of 1939 as they relate to this application. Please allow adequate time for us to review any amendment prior to the requested effective date of the application on Form T-3.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3698 with any questions.

Sincerely,

/Mark Webb

Mark Webb
Legal Branch Chief

cc: Marisol E. Lauerman, Esq.
        Capmark Finance Inc.